Exhibit 99.1

Biographies of Newly Appointed Directors

Kai ZHONG

Mr. Zhong is an Australian solicitor with over 15 years of experience in corporate advisory, regulatory compliance, commercial transactions, and dispute resolution. He currently practices at SNA Lawyers, where he advises clients on corporate governance, commercial law, regulatory compliance, litigation, and cross-border legal matters. Mr. Zhong possesses significant experience in corporate compliance and risk management, including advising businesses on AML/CTF obligations, AFSL compliance, governance frameworks, internal controls, and regulatory requirements. He has also advised on commercial transactions, shareholder arrangements, financing documentation, and strategic business matters across a broad range of industries. Prior to his legal career, Mr. Zhong operated a migration and consulting practice for more than a decade, providing advisory services to international businesses and individuals navigating Australian regulatory and legal frameworks. Mr. Zhong holds a Juris Doctor from the University of New South Wales and a Graduate Diploma of Legal Practice from the College of Law. He is admitted as a Solicitor of the Supreme Court of New South Wales and is a NAATI-certified translator and interpreter.

Lu LIU

Mr. Liu has over 15 years of experience in accounting, taxation, financial reporting, and corporate advisory services. He is a Partner at ATF Professionals, a Sydney-based accounting and business advisory firm, where he advises businesses on taxation, corporate compliance, financial management, and strategic growth initiatives. Since becoming a Partner in 2014, Mr. Liu has advised more than 500 small and medium-sized enterprises across Australia on corporate taxation, financial reporting, business structuring, governance, and regulatory compliance. He also oversees a team of accounting professionals and has extensive experience assisting companies with financial controls, risk management, and operational planning. Mr. Liu is a Certified Practising Accountant (CPA Australia), a Registered Tax Agent, and an ASIC Registered Agent. His areas of expertise include corporate finance, accounting, taxation, governance, compliance, and strategic business advisory services. Mr. Liu holds a Bachelor of Commerce (Accounting) from Macquarie University.

Truong Vinh Phu LE

Mr. Le Phu serves as the Vice President of Operations at KNOREX. As one of the founding members of KNOREX, and the founder of KNOREX Vietnam, he oversees our Group operations and the day-to-day operation of our Vietnam office. Mr. Le is also the cofounder of AscendX, a recently founded subsidiary of KNOREX that is focusing on helping apps and games apps publishers to improve their revenue optimisation and growth. Mr. Le brings to KNOREX Group over 15 years of commercial and research experience and expertise. Mr. Phu’s deep expertise extends across a diverse range of technical domains, including AI/ML, Natural Language Processing, Text Mining, Machine Translation, Information Retrieval, and Computer Vision, where he was instrumental in shaping the early foundation of our Group’s innovation DNA. Mr. Le started his career as a software engineer at Dirox, an established French company providing turn-key digital solutions in Vietnam. He worked on the development and deployment of large-scale web applications utilizing a wide range of open-source technologies. His keen interest in innovation led Mr. Le to pursue research and development work at one of Asia’s top universities—National University of Singapore (NUS) where he specialized in Computer Vision.